Filed by DigitalGlobe, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  DigitalGlobe, Inc.

(Commission File No.: 001-34299)

DigitalGlobe & MDA: Partner FAQ

This FAQ is specifically for DigitalGlobe reseller partners to enable you to accurately and consistently respond to questions from your customers. The document itself is proprietary and should not be shared in its entirety with anyone without permission. Please contact your DigitalGlobe representative if you have any additional questions.

Q: What was announced by DigitalGlobe?

A: DigitalGlobe has entered into a definitive merger agreement to combine with MacDonald, Dettwiler and Associates Ltd.’s (“MDA”) U.S. operating company, SSL MDA Holdings (subject to the approval of MDA and DigitalGlobe shareowners and the satisfaction of customary closing conditions, including applicable regulatory approvals). The combination of the two companies represents an opportunity to create a leading provider of satellites, earth imagery, geospatial data solutions and analytics.

Q: Who is SSL MDA Holdings?

A: SSL, based in Palo Alto, CA, is a recognized global leader in communications satellite design and manufacturing and represents the U.S. operating company of MacDonald, Dettwiler and Associates Ltd., based in Toronto. SSL’s global customers operate more than 85 communications satellites in geostationary orbit. SSL also produces small satellites for Earth observation and communications applications. In addition, SSL executes programs for NASA and other U.S. government agencies.

Q: Why is DigitalGlobe combining with SSL?

A. Joining SSL and DigitalGlobe’s highly complementary businesses will create a combined entity with a portfolio of end-to-end capabilities and solutions. Together with SSL, DigitalGlobe will be even better positioned to support our commercial customers with cost-effective, multi-source data solutions and value-added services for a wide variety of geospatial requirements.

Q. How will DigitalGlobe’s customers, partners and end users benefit from this combination?

A. DigitalGlobe believes that joining forces with SSL will enable us to better serve the changing needs of our customers, partners and consumers around the world. DigitalGlobe’s digital imagery data and geospatial expertise and services combined with SSL’s existing radar-satellite systems and services will allow the combined companies to offer new and enhanced multi-source data to drive growth and innovation.

In addition, SSL is committed to supporting DigitalGlobe’s ability to execute our current strategy, which includes: building the next generation of WorldView-class satellites and ground systems, integrating the Scout satellites which are being built by KACST and TAQNIA Space, investing in our geospatial big data platform, and continuing to foster deep domain expertise and technical tradecraft within DigitalGlobe’s business.

Q. What changes should I expect?

A. Your business and our relationship are of paramount importance to all of us. DigitalGlobe is committed to keeping you updated as we work through this process and looks forward to continuing to serve you for many years to come.

This announcement will have no effect on how we conduct business with you in the short term. DigitalGlobe will remain as committed as ever to supporting our international partners and will continue to honor our contractual obligations. We believe that joining forces with SSL MDA Holdings will enable us to better serve the changing needs of our customers around the world.

Q. What are the integration plans to combine the two companies?

A. This combination is premised upon better serving all of our customers. Upon closing, DigitalGlobe will operate as a standalone division of SSL MDA Holdings, maintaining our name, brand, headquarters and commitment to the essence of our Purpose, Vision and Values. MDA has committed to ensuring that DigitalGlobe’s parent will be incorporated in the United States by the end of 2019, subject to customary approvals. Additional details regarding the integration plans for the combined entity will be communicated as we get closer to completing the transaction.

Q. When is the transaction expected to close?

A. The transaction is expected to close in the second half of 2017 and is subject to the approval of MDA and DigitalGlobe shareowners and the satisfaction of customary closing conditions, including applicable regulatory approvals. Until the transaction is closed, DigitalGlobe and SSL will continue to operate as separate companies.

Special Note Regarding Forward-Looking Statements

Certain statements contained herein, including statements about MDA’s proposed acquisition of DigitalGlobe, DigitalGlobe’s and MDA’s expected financial performance, and DigitalGlobe’s and MDA’s strategic and operational plans, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words. Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements.  Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on partner and customer relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of DigitalGlobe’s business; changes in political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement.  Additional information concerning risks and uncertainties that could affect DigitalGlobe’s business can be found in DigitalGlobe’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016. We undertake no obligation to revise or update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of MacDonald, Dettwiler and Associates Ltd. (“MDA”).  In connection with the proposed merger, MDA intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders.  The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER.  Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3.  Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234. In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders.  The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER.  Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger.  However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger.  Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about

DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on April 14, 2016.  Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC.  These documents can be obtained free of charge from the sources indicated above.